FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F         X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Director,
Managing Executive Officer and General Manager of
Corporate Financial & Accounting Group

Date : July 30, 2009

Information furnished on this form :

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Three Months Ended June 30, 2009

Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Three Months Ended June 30, 2009

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

1. Consolidated financial information for the three months ended June 30, 2009:

(1) Consolidated results of operations:

	(Japanese yen)
	Three months ended June 30,
	2008	2009
Net sales	¥331,758 million	¥225,401 million
% change from the previous period	5.2%	(32.1)%

Profit (loss) from operations	27,962 million	(5,572) million
% change from the previous period	(11.6)%	—

Income before income taxes	36,905 million	703 million
% change from the previous period	(8.8)%	(98.1)%

Net income (loss) attributable to shareholders of Kyocera Corporation	21,962 million	(460) million
% change from the previous period	(12.1)%	—

Earnings per share:
Net income (loss) attributable to shareholders of Kyocera Corporation
Basic	¥115.89	¥(2.50)
Diluted	115.82	(2.50)

Kyocera Adopted Statements of Financial Accounting Standards (SFAS) No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No.51.”

“Net income (loss) attributable to shareholders of Kyocera Corporation,” which is newly presented based on SFAS No. 160, represents as same in the content as “net income” which was previously reported before an adoption of SFAS No. 160.

(2) Consolidated financial position:

	(Japanese yen)
	March 31, 2009	June 30, 2009
Total assets	¥1,773,802 million	¥1,799,914 million
Shareholders’ equity	1,323,663 million	1,331,713 million
Shareholders’ equity to total assets	74.6%	74.0%
Shareholders’ equity per share	¥7,212.32	¥7,256.24

2. Dividends:

	(Japanese yen)
	Year ended March 31, 2009	Year ending March 31, 2010
Interim dividends per share	¥60	—
Year-end dividends per share	60	—

Annual dividends per share	¥120	¥120

Note :

Dividends per share for the year ending March 31, 2010 are forecasted to be 120 yen on an annual basis.

3. Consolidated financial forecast for the year ending March 31, 2010:

(Japanese yen)
Year ending March 31, 2010
Net sales	¥1,040,000 million
% change from the previous year	(7.8)%
Profit from operations	44,000 million
% change from the previous year	1.3%
Income before income taxes	57,000 million
% change from the previous year	1.8%
Net income attributable to shareholders of Kyocera Corporation	34,000 million
% change from the previous year	15.2%

Note :

Forecast of earnings per share attributable to shareholders of Kyocera Corporation:	¥185.26

“Net income attributable to shareholders of Kyocera Corporation” represents as same in the content as “net income” which was previously reported before an adoption of SFAS No. 160.

Earnings per share attributable to shareholders of Kyocera Corporation is computed based on SFAS No. 128.

Forecast of earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares outstanding during the three months ended June 30, 2009.

4. Others:

(1) Increase or decrease in significant subsidiaries during this period :

None.

(2) Adoption of concise quarterly accounting method or procedure :

Not applicable.

(3) Changes in accounting principles, procedures and financial statements’ presentation :

Changes due to adoption of new accounting standards :

Please refer to the accompanying “4. Other Information” on page 13.

Changes due to other than adoption of new accounting standards :

None.

(4) Number of shares (common stock) :

	March 31, 2009	June 30, 2009
Number of shares issued	191,309,290	191,309,290
Number of shares in treasury	7,781,256	7,782,767

	Three months ended June 30,
	2008	2009
Average number of shares outstanding	189,501,926	183,526,997

Instruction for forecasts and other notes:

With regard to the premise of the forecasts set forth elsewhere in this Form 6-K, please refer to the accompanying “Forward-Looking Statements” on page 12.

Business Results, Financial Conditions and Prospects

1. Business Results for the Three Months Ended June 30, 2009

(1) Economic Situation and Business Environment

During the three months ended June 30, 2009 (“the first quarter”), the global economy started to show signs of a partial recovery in some indexes, driven by financial measures and economic stimulus packages in various countries. Despite this, private capital investment remained at low levels, while personal consumption stagnated due mainly to deterioration in employment conditions, resulting in a continuation of difficult circumstances in the real economy through the end of the first quarter.

Amid this economic environment, in the digital consumer equipment market, which is a principal market for Kyocera Corporation and its consolidated subsidiaries (“Kyocera Group” or “Kyocera”), production expanded due to progress in inventory adjustments notably for mobile phone handsets, and as a result, components demand for digital consumer equipment began to rebound relative to the three months ended March 31, 2009 (“the previous quarter”). Components demand, however, remained low when compared with the three months ended June 30, 2008 (“the previous first quarter”), reflecting the continuation of the harsh business climate.

(2) Consolidated Financial Results

Demand for components used in digital consumer equipment and the semiconductor and automotive industries remained at low levels. Also, sales of mobile phone handsets, printers and digital multifunctional peripherals decreased significantly compared with the previous first quarter due to the economic downturn and weak replacement demand. In addition to such stagnant demand, the yen appreciated against the Euro and U.S. dollar, and as a result, consolidated net sales for the first quarter decreased by 32.1% compared with the previous first quarter to ¥225,401 million.

Amid such a harsh business environment with significantly reduced sales, Kyocera promoted cost-cutting measures that included reducing production costs and suppressing capital expenditures throughout Kyocera Group, while aggressively promoting sales. Despite those efforts, Kyocera recorded a loss from operations for the first quarter of ¥5,572 million, a decrease in profit of ¥33,534 million compared with the previous first quarter. As a result, income before income taxes for the first quarter decreased by 98.1% compared with the previous first quarter to ¥703 million. Net loss attributable to shareholders of Kyocera Corporation amounted to ¥460 million, a decrease in income of ¥22,422 million compared with the previous first quarter.

Average exchange rates for the first quarter were ¥97 to the U.S. dollar and ¥133 to the Euro, marking appreciation of ¥8 (approximately 8%) and ¥30 (approximately 18%), respectively, compared with those of the previous first quarter. As a result, net sales and income before income taxes after translation into the yen for the first quarter were, for calculation purposes, pushed down by approximately ¥19.0 billion and ¥5.5 billion, respectively.

	(Yen in millions, except per share amounts and exchange rates)
	Three months ended June 30,				Increase (Decrease) %
	2008		2009
	Amount	%	Amount	%
Net sales	¥331,758	100.0	¥225,401	100.0	(32.1)
Profit (loss) from operations	¥27,962	8.4	¥(5,572)	(2.5)	—
Income before income taxes	¥36,905	11.1	¥703	0.3	(98.1)
Net income (loss) attributable to shareholders of Kyocera Corporation	¥21,962	6.6	¥(460)	(0.2)	—
Diluted earnings per share attributable to shareholders of Kyocera Corporation	¥115.82	—	¥(2.50)	—	—
Average US$ exchange rate	¥105	—	¥97	—	—
Average Euro exchange rate	¥163	—	¥133	—	—

Note:

“Net income (loss) attributable to shareholders of Kyocera Corporation” represents as same in the content as “net income” which was previously reported before an adoption of SFAS No. 160.

(3) Consolidated results by reporting segment

(i) Components Business:

Sales in the components business decreased by 33.3% to ¥112,588 million, and operating profit decreased by ¥24,787 million to a loss of ¥2,253 million compared with the previous first quarter.

1)	Fine Ceramic Parts Group

This reporting segment includes fine ceramic parts and automotive parts.

Although demand for parts for digital consumer equipment showed a trend toward recovery in the first quarter relative to the previous quarter, it decreased significantly compared with the previous first quarter. In addition, demand remained low in components for semiconductor fabrication equipment and automotive components, which are core products in this reporting segment. As a result, sales decreased substantially compared with the previous first quarter, and an operating loss was recorded due primarily to the sharp sales decline.

2)	Semiconductor Parts Group

This reporting segment includes ceramic packages and organic packages.

Demand for ceramic packages for crystal and SAW devices and for CCD/CMOS image sensors mainly used in mobile phone handsets and digital cameras showed a trend toward recovery. However, demand decreased considerably for packages used in digital consumer equipment compared with the previous first quarter, when demand was brisk. As a result, sales and operating profit in this reporting segment declined compared with the previous first quarter.

3)	Applied Ceramic Products Group

This reporting segment includes solar power generating systems, cutting tools, medical and dental implants, as well as jewelry and applied ceramic related products.

For the solar energy business, despite solid sales in Japan, sales growth slowed down in Europe and the United States due to the economic downturn and financial crisis that resulted in temporarily weakened demand and price decline and also due to the appreciation of the yen. In addition, stagnation in automotive related industries drove a marked decline in demand for cutting tools. Overall sales and operating profit in this reporting segment decreased compared with the previous first quarter.

4)	Electronic Device Group

This reporting segment includes electronic components such as various types of capacitors, crystal related products, connectors, and thin-film products such as thermal printheads.

Demand for components such as ceramic capacitors and crystal related components used in digital consumer equipment such as mobile phone handsets and in notebook PCs showed a trend toward a recovery during the first quarter compared with the previous quarter. However, overall demand decreased considerably relative to the previous first quarter. In addition, the impact of the yen’s appreciation and selling price erosion led to a decrease in sales in this reporting segment compared with the previous first quarter, and an operating loss was recorded owing to such decrease in sales.

(ii) Equipment Business:

Sales in the equipment business decreased by 34.0% to ¥90,559 million, and operating profit decreased by ¥11,298 million to a loss of ¥3,260 million compared with the previous first quarter.

1)	Telecommunications Equipment Group

This reporting segment includes mobile phone handsets and PHS related products.

Sales in this reporting segment decreased substantially compared with the previous first quarter due to weakened replacement demand for mobile phone handsets in the Japanese market, while sales of mobile phone handsets also decreased in the U.S. market due to stagnant personal consumption and to cyclical off timing for new handset models. An operating loss was recorded due to a decline in sales, despite efforts to streamline operations, including reorganization of development and sales systems, and to comprehensive cost reduction.

2)	Information Equipment Group

This reporting segment includes ECOSYS brand printers and digital MFPs.

Demand for printers and digital multifunctional peripherals stagnated in the first quarter due to significant restrictions on information technology investment, particularly in the corporate sector, caused by the global economic downturn. A decrease in selling prices and the yen’s appreciation combined with such stagnant demand resulted in declines in sales and operating profit compared with the previous first quarter.

(iii) Others

This reporting segment includes various information and communications technology services and materials for electronic components.

Sales in the ICT (Information and Communication Technologies) business and telecommunications engineering business decreased due to restrictions of investment in telecommunications infrastructure resulting from the economic downturn. Demand for materials for electronic components also declined due to a stagnation in production for various electronic devices. As a result, sales from this reporting segment decreased by 16.7% compared with the previous first quarter to ¥26,819 million. Operating profit decreased by ¥569 million compared with the previous first quarter, resulting in an operating loss of ¥26 million due to a decline in sales.

Consolidated Sales by Reporting Segment

	(Yen in millions)
	Three months ended June 30,				Increase (Decrease) %
	2008		2009
	Amount	%	Amount	%
Fine Ceramic Parts Group	¥18,776	5.7	¥9,267	4.1	(50.6)
Semiconductor Parts Group	41,167	12.4	28,078	12.5	(31.8)
Applied Ceramic Products Group	41,163	12.4	29,871	13.2	(27.4)
Electronic Device Group	67,714	20.4	45,372	20.1	(33.0)

Total Components Business	168,820	50.9	112,588	49.9	(33.3)
Telecommunications Equipment Group	75,995	22.9	36,803	16.3	(51.6)
Information Equipment Group	61,114	18.4	53,756	23.9	(12.0)

Total Equipment Business	137,109	41.3	90,559	40.2	(34.0)
Others	32,178	9.7	26,819	11.9	(16.7)
Adjustments and eliminations	(6,349)	(1.9)	(4,565)	(2.0)	—

Net sales	¥331,758	100.0	¥225,401	100.0	(32.1)

Consolidated Operating Profit (Loss) by Reporting Segment

	(Yen in millions)
	Three months ended June 30,				Increase (Decrease) %
	2008		2009
	Amount	%*	Amount	%*
Fine Ceramic Parts Group	¥1,800	9.6	¥(2,800)	—	—
Semiconductor Parts Group	6,198	15.1	1,685	6.0	(72.8)
Applied Ceramic Products Group	9,307	22.6	1,125	3.8	(87.9)
Electronic Device Group	5,229	7.7	(2,263)	—	—

Total Components Business	22,534	13.3	(2,253)	—	—
Telecommunications Equipment Group	1,151	1.5	(5,358)	—	—
Information Equipment Group	6,887	11.3	2,098	3.9	(69.5)

Total Equipment Business	8,038	5.9	(3,260)	—	—
Others	543	1.7	(26)	—	—

Operating profit (loss)	31,115	9.4	(5,539)	—	—

Corporate	4,181	—	5,111	—	22.2
Equity in earnings of affiliates and unconsolidated subsidiaries	1,485	—	1,077	—	(27.5)
Adjustments and eliminations	124	—	54	—	(56.5)

Income before income taxes	¥36,905	11.1	¥703	0.3	(98.1)

*	% to net sales of each corresponding segment

(4) Consolidated Sales by Geographic Area

	(Yen in millions)
	Three months ended June 30,
	2008		2009		Increase (Decrease) %
	Amount	%	Amount	%
Japan	¥139,835	42.1	¥88,014	39.0	(37.1)
Europe	56,946	17.2	44,143	19.6	(22.5)
United States of America	60,949	18.4	42,800	19.0	(29.8)
Asia	53,177	16.0	38,941	17.3	(26.8)
Others	20,851	6.3	11,503	5.1	(44.8)

Net sales	¥331,758	100.0	¥225,401	100.0	(32.1)

Sales decreased in all geographic areas due to harsh business situation caused by sluggish economy.

1)	Japan

Sales decreased compared with the previous first quarter due to a decline in sales in the Telecommunications Equipment Group, especially mobile phone handsets, and to general decline in components demand, although sales increased in the solar energy business in the Applied Ceramic Products Group.

2)	Europe

Sales decreased compared with the previous first quarter due mainly to a decline in sales in the Applied Ceramic Products Group, the Electronic Device Group and the Information Equipment Group, coupled with the impact of the yen’s appreciation.

3)	United States of America

Sales decreased compared with the previous first quarter due mainly to declined sales both in the Telecommunications Equipment Group and the Electronic Device Group.

4)	Asia

Sales decreased compared with the previous first quarter due mainly to a sales decline in the components business in total because of stagnant production level of digital consumer equipment and PC related products.

5)	Others

Sales decreased compared with the previous first quarter due to sales decline in the Telecommunications Equipment Group and the Information Equipment Group.

2. Consolidated Financial Position

Consolidated Cash Flows

Cash and cash equivalents at June 30, 2009 increased by ¥6,938 million to ¥276,185 million compared with those at March 31, 2009.

	(Yen in millions)
	Three months ended June 30,
	2008	2009
Cash flows from operating activities	¥40,638	¥26,792
Cash flows from investing activities	(172,971)	(3,329)
Cash flows from financing activities	(12,420)	(15,305)
Effect of exchange rate changes on cash and cash equivalents	8,848	(1,220)
Net increase (decrease) in cash and cash equivalents	(135,905)	6,938
Cash and cash equivalents at beginning of period	447,586	269,247
Cash and cash equivalents at end of period	¥311,681	¥276,185

(1) Cash flows from operating activities

Net cash provided by operating activities in the first quarter decreased by ¥13,846 million to ¥26,792 million from ¥40,638 million in the previous first quarter. This was due mainly to a decrease in net income.

(2) Cash flows from investing activities

Net cash used in investing activities in the first quarter decreased by ¥169,642 million to ¥3,329 million from ¥172,971 million in the previous first quarter. This was due mainly to a decrease in payments for acquisitions of businesses and an increase in withdrawals of certificate deposits and time deposits.

(3) Cash flows from financing activities

Net cash used in financing activities in the first quarter increased by ¥2,885 million to ¥15,305 million from ¥12,420 million in the previous first quarter. This was due mainly to an increase in payments of long-term debt.

3. Consolidated Financial Forecasts for the Year Ending March 31, 2010

In the first quarter, demand for components used in digital consumer equipment recovered more than a forecast Kyocera made at the beginning of the period. However, timing of demand recovery in semiconductor and automotive related markets is uncertain. Although it is expected that the global economy will hit the bottom and recover gradually, Kyocera forecasts that it will require more time for worldwide economy to recover steadily. As a result, there is no change to the consolidated financial forecasts for the year ending March 31, 2010 (“fiscal 2010”) announced on April 27, 2009.

Although the extremely harsh business environment is expected to continue, Kyocera will strive for recovery in sales and profit by mobilizing management to maximize sales and to minimize expenses across-the-board. In addition, aiming for further business growth in the long term, Kyocera will make efforts to strengthen management foundations while reinforcing development of new products and new technologies.

Consolidated Forecasts for fiscal 2010

	(Yen in millions, except per share amounts and exchange rates)
	Fiscal 2009 Results	Fiscal 2010 Forecasts Announced on		Increase (Decrease) to Fiscal 2009 Results %
		April 27, 2009	July 30, 2009
Net sales	¥1,128,586	¥1,040,000	¥1,040,000	(7.8)
Profit from operations	¥43,419	¥44,000	¥44,000	1.3
Income before income taxes	¥55,982	¥57,000	¥57,000	1.8
Net income attributable to shareholders of Kyocera Corporation	¥29,506	¥34,000	¥34,000	15.2
Diluted earnings per share attributable to shareholders of Kyocera Corporation	¥157.23	¥181.18	¥185.26	17.8
Average US$ exchange rate	¥101	¥92	¥92	—
Average Euro exchange rate	¥143	¥123	¥123	—

Notes:

1.	“Net income attributable to shareholders of Kyocera Corporation” represents as same in the content as “net income” which was previously reported before an adoption of SFAS No. 160.
2.	Forecast of diluted earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares outstanding during the three months ended June 30, 2009.

Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following lists.

(1)	General economic conditions in our markets, which are primarily Japan, North America, Europe and Asia, particularly China

(2)	Unexpected changes in economic, political and legal conditions in China

(3)	Our ability to develop, launch and produce innovative products, including meeting quality and delivery standards, and our ability to otherwise meet the advancing technological requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components

(4)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes which may adversely affect our production yields and operating results

(5)	Factors that may affect our exports, including a strong yen, political and economic instability, difficulties in collection of accounts receivable, decrease in cost competitiveness of our products, increases in shipping and handling costs, difficulty in staffing and managing international operations and inadequate protection of our intellectual property

(6)	Changes in exchange rates, particularly between the yen and the U.S. dollar and Euro, respectively, in which we make significant sales

(7)	Exposure to credit risk on trade receivables due to customers’ worsening financial condition

(8)	Inability to secure skilled employees, particularly engineering and technical personnel

(9)	Insufficient protection of our trade secrets and patents

(10)	Our continuing to hold licenses to manufacture and sell certain of our products

(11)	The possibility that future initiatives and in-process research and development may not produce the desired results

(12)	The possibility that companies or assets acquired by us may not produce the returns or benefits, or bring in business opportunities, which we expect, and may require more cost than expected for integration or impairment losses on goodwill and intangible assets related to the acquisition

(13)	Events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of disease

(14)	The occurrence of natural disasters, such as earthquakes, in locations where our manufacturing and other key business facilities are located

(15)	The possibility of future tightening of environmental laws and regulations in Japan and other countries which may increase our environmental liability and compliance obligations

(16)	Fluctuations in the value of, and impairment losses on, securities and other assets held by us

(17)	Changes in accounting principles

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

4. Other Information

Change in accounting principles, procedures and financial statements’ presentation:

Recently adopted Accounting Standards

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141 (revised 2007) (SFAS No. 141(R)), “Business Combinations,” which requires assets, liabilities and noncontrolling interests be measured at fair value. Under SFAS No. 141(R), transaction and restructuring costs are required to be generally expensed, as well as contingent consideration and in-process research and development be recorded at fair value on acquisition date as a part of fair value of acquired business. In addition, any tax adjustment made after the measurement period impacts income tax expenses. The FASB issued FASB Staff Position (FSP) 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies,” an amendment of SFAS No. 141(R) in April 2009. FSP141(R)-1 requires the companies to recognize at fair value, at the acquisition date, an asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. Otherwise they are processed based on the requirement of SFAS No.5, “Accounting for Contingencies.” SFAS No. 141(R) and FSP141(R)-1 are effective beginning after April 1, 2009. The adoption of SFAS No. 141(R) and FSP141(R)-1 had no material impact on Kyocera’s consolidated results of operations, financial positions and cash flows.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements an Amendment of Accounting Research Bulletin No. 51.” SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective beginning after April 1, 2009. Due to the adoption of SFAS No. 160, certain reclassification of previously reported amounts have been made to the consolidated balance sheet at March 31, 2009, the consolidated statement of income for the three months ended June 30, 2008 and the consolidated statement of cash flow for the three months ended June 30, 2008.

In April 2009, the FASB issued three FASB Staff Positions (FSP), (a)FSP No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,” (b)FSP No. 115-2 and FSP No. 124-2, “Recognition and Presentation of Other-Than Temporary Impairments” and (c)FSP No. 107-1 and APB No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments.”

(a)	FSP No. 157-4 provides guidance on how to estimate the fair value of assets or liabilities when the volume and level of activity for asset or liability have significantly decreased and on identifying circumstances that indicate a transaction is not orderly. In addition, FSP No. 157-4 requires disclosure in interim and annual periods of the inputs and valuation techniques used to estimate fair value and a discussion of changes in valuation techniques.

(b)	FSP No. 115-2 and FSP No. 124-2 amends the other-than-temporary impairment guidance for debt securities and presentation and disclosure requirement of other-than-temporary impairments of debt and equity securities.

(c)	FSP No. 107-1 and APB No. 28-1 requires interim disclosures regarding the fair values of financial instruments that are within the scope of SFAS No. 107. Additionally, FSP No. 107-1 and APB No. 28-1 requires disclosure of the methods and significant assumptions used to estimate the fair value of financial instruments on an interim basis as well as changes of the methods and significant assumptions from previous periods.

These three FASB Staff Positions are effective beginning after April 1, 2009. The adoption of these three FASB Staff Positions had no material impact on Kyocera’s consolidated results of operations, financial positions and cash flows.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events.” The purpose of SFAS No. 165 is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS No. 165 is effective beginning after April 1, 2009. The adoption of SFAS No. 165 had no material impact on Kyocera’s consolidated results of operations, financial positions and cash flows.

5. Consolidated Financial Statements

(1) CONSOLIDATED BALANCE SHEETS

	(Yen in millions)
	(Unaudited) June 30, 2009		March 31, 2009		Increase (Decrease)
	Amount	%	Amount	%
Current assets :
Cash and cash equivalents	¥276,185		¥269,247		¥6,938
Short-term investments	191,697		202,143		(10,446)
Trade notes receivables	11,490		13,750		(2,260)
Trade accounts receivables	159,439		158,754		685
Less allowances for doubtful accounts and sales returns	(4,382)		(4,669)		287
Inventories	188,519		199,641		(11,122)
Deferred income taxes	38,091		35,187		2,904
Other current assets	78,445		78,263		182

Total current assets	939,484	52.2	952,316	53.7	(12,832)

Non-current assets :
Investments and advances :
Investments in and advances to affiliates and unconsolidated subsidiaries	20,549		19,376		1,173
Securities and other investments	392,057		351,849		40,208

Total investments and advances	412,606	22.9	371,225	20.9	41,381
Property, plant and equipment :
Land	56,995		57,077		(82)
Buildings	289,118		288,460		658
Machinery and equipment	705,597		707,399		(1,802)
Construction in progress	6,506		6,397		109
Less accumulated depreciation	(801,649)		(793,279)		(8,370)

Total property, plant and equipment	256,567	14.3	266,054	15.0	(9,487)

Goodwill	66,911	3.7	63,226	3.6	3,685
Intangible assets	55,156	3.1	60,077	3.4	(4,921)
Other assets	69,190	3.8	60,904	3.4	8,286

Total non-current assets	860,430	47.8	821,486	46.3	38,944

Total assets	¥1,799,914	100.0	¥1,773,802	100.0	¥26,112

	(Yen in millions)
	(Unaudited)
	June 30, 2009		March 31, 2009		Increase (Decrease)
	Amount	%	Amount	%
Current liabilities :
Short-term borrowings	¥9,265		¥11,000		¥(1,735)
Current portion of long-term debt	14,280		13,865		415
Trade notes and accounts payable	60,875		62,579		(1,704)
Other notes and accounts payable	40,249		43,452		(3,203)
Accrued payroll and bonus	49,021		41,756		7,265
Accrued income taxes	5,348		7,430		(2,082)
Other accrued liabilities	27,274		26,967		307
Other current liabilities	31,006		30,912		94

Total current liabilities	237,318	13.2	237,961	13.4	(643)

Non-current liabilities :
Long-term debt	34,505		28,538		5,967
Accrued pension and severance liabilities	33,764		34,567		(803)
Deferred income taxes	85,183		71,539		13,644
Other non-current liabilities	18,141		18,109		32

Total non-current liabilities	171,593	9.5	152,753	8.6	18,840

Total liabilities	408,911	22.7	390,714	22.0	18,197

Kyocera Corporation shareholders’ equity :
Common stock	115,703		115,703		—
Additional paid-in capital	163,033		163,151		(118)
Retained earnings	1,138,578		1,150,050		(11,472)
Accumulated other comprehensive income	(35,022)		(54,673)		19,651
Treasury stock, at cost	(50,579)		(50,568)		(11)

Total Kyocera Corporation shareholders’ equity	1,331,713	74.0	1,323,663	74.6	8,050

Noncontrolling interests	59,290	3.3	59,425	3.4	(135)

Total equity	1,391,003	77.3	1,383,088	78.0	7,915

Total liabilities and equity	¥1,799,914	100.0	¥1,773,802	100.0	¥26,112

Note: Accumulated other comprehensive income is as follows :
	(Yen in millions)
	(Unaudited)
	June 30, 2009		March 31, 2009
Net unrealized gains on securities	¥31,431		¥11,621
Net unrealized gains (losses) on derivative financial instruments	¥37		¥(145)
Pension adjustments	¥(198)		¥53
Foreign currency translation adjustments	¥(66,292)		¥(66,202)

(2) CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	(Yen in millions and shares in thousands, except per share amounts)
	Three months ended June 30,				Increase (Decrease)
	2008		2009
	Amount	%	Amount	%	Amount	%
Net sales	¥331,758	100.0	¥225,401	100.0	¥(106,357)	(32.1)
Cost of sales	238,948	72.0	177,624	78.8	(61,324)	(25.7)

Gross profit	92,810	28.0	47,777	21.2	(45,033)	(48.5)
Selling, general and administrative expenses	64,848	19.6	53,349	23.7	(11,499)	(17.7)

Profit (loss) from operations	27,962	8.4	(5,572)	(2.5)	(33,534)	—
Other income (expenses) :
Interest and dividend income	5,910	1.8	5,023	2.2	(887)	(15.0)
Interest expense	(207)	(0.1)	(757)	(0.3)	(550)	—
Foreign currency transaction gains, net	1,322	0.4	224	0.1	(1,098)	(83.1)
Equity in earnings of affiliates and unconsolidated subsidiaries	1,485	0.5	1,077	0.5	(408)	(27.5)
Other, net	433	0.1	708	0.3	275	63.5

Total other income	8,943	2.7	6,275	2.8	(2,668)	(29.8)

Income before income taxes	36,905	11.1	703	0.3	(36,202)	(98.1)
Income taxes	13,746	4.1	289	0.1	(13,457)	(97.9)

Net income	23,159	7.0	414	0.2	(22,745)	(98.2)
Net income attributable to noncontrolling interests	(1,197)	(0.4)	(874)	(0.4)	323	—

Net income (loss) attributable to shareholders of Kyocera Corporation	¥21,962	6.6	¥(460)	(0.2)	¥(22,422)	—

Earnings per share :
Net income (loss) attributable to shareholders of Kyocera Corporation :
Basic	¥115.89		¥(2.50)
Diluted	¥115.82		¥(2.50)
Average number of shares of common stock outstanding :
Basic	189,502		183,527
Diluted	189,623		183,527

Note:

Earnings per share amounts were computed based on SFAS No.128, “Earnings per Share.” Under SFAS No.128, basic earnings per share attributable to shareholders of Kyocera Corporation was computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation was computed based on the diluted average number of shares of stock outstanding during each period.

(3) CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	(Yen in millions)
	Three months ended June 30,
	2008	2009
Cash flows from operating activities:
Net income	¥23,159	¥414
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization	22,968	18,254
Write-down of inventories	1,932	5,123
Equity in earnings of affiliates and unconsolidated subsidiaries	(1,485)	(1,077)
Decrease in receivables	34,137	3,171
(Increase) decrease in inventories	(7,239)	7,233
Decrease in notes and accounts payable	(32,079)	(8,191)
Decrease in accrued income taxes	(11,067)	(2,064)
Increase in other current liabilities	9,770	8,108
Other, net	542	(4,179)

Net cash provided by operating activities	40,638	26,792

Cash flows from investing activities:
Payments for purchases of securities	(14,158)	(25,687)
Proceeds from sales and maturities of securities	15,828	20,763
Acquisitions of businesses, net of cash acquired	(35,149)	(202)
Payments for purchases of property, plant and equipment, and intangible assets	(26,951)	(9,242)
Proceeds from sales of property, plant and equipment, and intangible assets	629	252
Acquisition of certificate deposits and time deposits	(146,762)	(97,957)
Withdrawal of certificate deposits and time deposits	33,853	109,221
Other, net	(261)	(477)

Net cash used in investing activities	(172,971)	(3,329)

Cash flows from financing activities:
Increase (decrease) in short-term debt	689	(1,834)
Issuance of long-term debt	—	5,106
Payments of long-term debt	(1,731)	(7,083)
Dividends paid	(11,419)	(11,132)
Purchase of treasury stock	(37)	(13)
Reissuance of treasury stock	1,004	3
Other, net	(926)	(352)

Net cash used in financing activities	(12,420)	(15,305)

Effect of exchange rate changes on cash and cash equivalents	8,848	(1,220)

Net increase (decrease) in cash and cash equivalents	(135,905)	6,938
Cash and cash equivalents at beginning of period	447,586	269,247

Cash and cash equivalents at end of period	¥311,681	¥276,185

(4) SEGMENT INFORMATION (Unaudited)

1. Reporting segments :

	(Yen in millions)
	Three months ended June 30,		Increase (Decrease)
	2008	2009
	Amount	Amount	Amount	%
Net sales :
Fine Ceramic Parts Group	¥18,776	¥9,267	¥(9,509)	(50.6)
Semiconductor Parts Group	41,167	28,078	(13,089)	(31.8)
Applied Ceramic Products Group	41,163	29,871	(11,292)	(27.4)
Electronic Device Group	67,714	45,372	(22,342)	(33.0)
Telecommunications Equipment Group	75,995	36,803	(39,192)	(51.6)
Information Equipment Group	61,114	53,756	(7,358)	(12.0)
Others	32,178	26,819	(5,359)	(16.7)
Adjustments and eliminations	(6,349)	(4,565)	1,784	—

	¥331,758	¥225,401	¥(106,357)	(32.1)

Operating profit (loss):
Fine Ceramic Parts Group	¥1,800	¥(2,800)	¥(4,600)	—
Semiconductor Parts Group	6,198	1,685	(4,513)	(72.8)
Applied Ceramic Products Group	9,307	1,125	(8,182)	(87.9)
Electronic Device Group	5,229	(2,263)	(7,492)	—
Telecommunications Equipment Group	1,151	(5,358)	(6,509)	—
Information Equipment Group	6,887	2,098	(4,789)	(69.5)
Others	543	(26)	(569)	—

	31,115	(5,539)	(36,654)	—
Corporate	4,181	5,111	930	22.2
Equity in earnings of affiliates and unconsolidated subsidiaries	1,485	1,077	(408)	(27.5)
Adjustments and eliminations	124	54	(70)	(56.5)

Income before income taxes	¥36,905	¥703	¥(36,202)	(98.1)

2. Geographic segments (Sales and Operating profit (loss) by geographic area) :

	(Yen in millions)
	Three months ended June 30,		Increase (Decrease)
	2008	2009
	Amount	Amount	Amount	%
Net sales :
Japan	¥146,839	¥91,772	¥(55,067)	(37.5)
Intra-group sales and transfer between geographic areas	107,640	64,238	(43,402)	(40.3)

	254,479	156,010	(98,469)	(38.7)

Europe	59,313	45,756	(13,557)	(22.9)
Intra-group sales and transfer between geographic areas	8,290	5,844	(2,446)	(29.5)

	67,603	51,600	(16,003)	(23.7)

United States of America	73,032	50,600	(22,432)	(30.7)
Intra-group sales and transfer between geographic areas	7,773	4,735	(3,038)	(39.1)

	80,805	55,335	(25,470)	(31.5)

Asia	46,437	33,055	(13,382)	(28.8)
Intra-group sales and transfer between geographic areas	59,786	31,557	(28,229)	(47.2)

	106,223	64,612	(41,611)	(39.2)

Others	6,137	4,218	(1,919)	(31.3)
Intra-group sales and transfer between geographic areas	3,502	3,109	(393)	(11.2)

	9,639	7,327	(2,312)	(24.0)
Adjustments and eliminations	(186,991)	(109,483)	77,508	—

	¥331,758	¥225,401	¥(106,357)	(32.1)

Operating profit (loss) :
Japan	¥24,081	¥(8,289)	¥(32,370)	—
Europe	2,202	(1,593)	(3,795)	—
United States of America	2,307	784	(1,523)	(66.0)
Asia	4,384	2,205	(2,179)	(49.7)
Others	497	469	(28)	(5.6)

	33,471	(6,424)	(39,895)	—
Corporate	4,181	5,111	930	22.2
Equity in earnings of affiliates and unconsolidated subsidiaries	1,485	1,077	(408)	(27.5)
Adjustments and eliminations	(2,232)	939	3,171	—

Income before income taxes	¥36,905	¥703	¥(36,202)	(98.1)

3. Geographic segments (Sales by region):

	(Yen in millions)
	Three months ended June 30,				Increase (Decrease)
	2008		2009
	Amount	%	Amount	%	Amount	%
Japan	¥139,835	42.1	¥88,014	39.0	¥(51,821)	(37.1)
Europe	56,946	17.2	44,143	19.6	(12,803)	(22.5)
United States of America	60,949	18.4	42,800	19.0	(18,149)	(29.8)
Asia	53,177	16.0	38,941	17.3	(14,236)	(26.8)
Others	20,851	6.3	11,503	5.1	(9,348)	(44.8)

Net sales	¥331,758	100.0	¥225,401	100.0	¥(106,357)	(32.1)

Sales outside Japan	¥191,923		¥137,387		¥(54,536)	(28.4)
Sales outside Japan to net sales	57.9%		61.0%

(5) CAUTIONARY STATEMENT FOR PREMISE OF A GOING CONCERN

Not applicable.

(6) CAUTIONARY STATEMENT FOR SIGNIFICANT CHANGES IN EQUITY

Not applicable.

6. Supplemental Information

	(Yen in millions)
	Three months ended June 30,				Increase (Decrease) %
	2008		2009
	Amount	% to net sales	Amount	% to net sales
Capital expenditures	¥17,967	5.4	¥5,598	2.5	(68.8)
Depreciation	¥19,251	5.8	¥14,828	6.6	(23.0)
R&D expenses	¥16,914	5.1	¥13,123	5.8	(22.4)